UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022 (No. 2)

Commission File Number 001-37846

QUOIN PHARMACEUTICALS LTD.

(Translation of registrant’s name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Special General Meeting

On January 31, 2022, Quoin Pharmaceuticals, Ltd. (the “Company”) published a notice (the “Notice”) in two Israeli newspapers that the Company will hold its Special General Meeting (the “Meeting”) on Monday, February 28, 2022, at 4 p.m. (Israel time), at the offices of the Company’s Israeli counsel, S. Horowitz & Co., at 31 Ahad Ha-Am St., Tel Aviv, to vote on the approval of a proposed amendment and restatement of the Company’s Articles of Association (the “Articles”). The Notice is attached hereto as Exhibit 99.1 and incorporated herein by reference.

In connection with the Meeting, the Company will furnish a proxy statement and other relevant documents to the Securities and Exchange Commission (the “SEC”), as exhibits to Form 6-K. SHAREHOLDERS ARE ADVISED TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FURNISHED TO THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS (IF ANY), BECAUSE THEY WILL CONTAIN THE FULL TEXT OF THE NEW ARTICLES AND OTHER IMPORTANT INFORMATION. Shareholders may obtain a free copy of the proxy statement (when available) and other documents furnished by the Company to the SEC at the SEC’s website at http://www.sec.gov.

License and Distribution Agreement

The Company entered into the License and Distribution Agreement (the “Agreement”), dated as of January 24, 2022, with E-Log Logistica LTDA, a company incorporated under the laws of Brazil (“Licensee”). Subject to the terms and conditions of the Agreement, the Company granted to Licensee an exclusive royalty-bearing license to commercialize pharmaceutical product QRX003 (the “Product”) in Brazil, Argentina and Colombia (collectively, the “Territory”). Licensee is obligated to launch the Product in the Territory within 6 months following receipt of the applicable regulatory approvals.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreement, attached hereto as Exhibit 10.1 and incorporated by reference herein.

The information in this Form 6-K, including the exhibits hereto, shall be incorporated by reference into the Company’s registration statements on Form S-8 (Registration Nos. 333-214817, 333-220015, 333-225003 and 333-232230), on Form F-3 (Registration Nos. 333-219614 and 333-229083).

Exhibits

Exhibit No.	Exhibit
10.1	License and Distribution Agreement, dated as of January 24, 2022 between the Company and E-Log Logistica LTDA (certain provisions of this exhibit have been omitted pursuant to Instruction No. 4 to Exhibits in Form 20-F)
99.1	Notice of Special General Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2022	QUOIN PHARMACEUTICALS LTD.

	By:	/s/ Gordon Dunn
	Name:	Gordon Dunn
	Title:	Chief Financial Officer